EXHIBIT 99.1

February 16, 2011

Major UK Food Processor Enters Test Phase with Valcent’s Verticrop™ System

VANCOUVER, BRITISH COLUMBIA, February 16, 2011 - Valcent Products Inc. (OTCBB: VCTZF) announced today that its wholly owned UK subsidiary Valcent Products (EU) Limited has entered into a Supply and Services Contract with a leading UK and European Food Processor..

The UK food processor, which is one of the largest in UK, has selected Verticrop™ as a basis for trials of selected varieties of commercial food crops. The company will provide funding for certain modifications to the Verticrop™ system in order to meet their own specific requirements. For competitive reasons, the trials will be conducted under the terms of a strict confidentiality agreement and the resulting data shared by both companies for their mutual benefit.

Chris Bradford, managing director of Valcent Products (EU) Limited, said, “We are very excited to be involved in this research project which confirms our belief that we continue to occupy a leading position in the development of vertical growing systems for full scale commercial application.”

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCBB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

Contact:
Media Relations
Ray Torresan
Valcent Products Inc.
604-644-0980
ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.